May 25, 2006

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: (858) 523-5400 Fax: (858) 523-5450
www.lw.com
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Re:	Leap Wireless International, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for Fiscal Quarter Ended March 31, 2006 File No. 000-29752
Dear Mr. Spirgel:
     We are in receipt of the Staff’s letter dated May 15, 2006 with respect to the above-referenced Form 10-K and Form 10-Q. We are responding to the Staff’s comments on behalf of Leap Wireless International, Inc. (“Leap” or the “Company”) as set forth below. Leap’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and Leap’s response for each item below.
Note 3. Summary of Significant Accounting Policies, page 67
Revenues and Cost of Revenues, page 71
     1. It appears that you recognize activation fees and perhaps other service fees when received as opposed to recording them over the estimated customer relationship period. Tell us what fees you recognize when received and your basis in GAAP for doing so. Include discussion of your consideration of the guidance in Question 1 of SAB Topic 13.A.3(f).
     Leap Response:
     The Company provides wireless service on a month-to-month basis and sells handsets to most customers who activate service. The Company has determined that the sale of wireless service with an accompanying handset constitutes a revenue arrangement with multiple deliverables (one month of service and the handset) in accordance with EITF 00-21. The Company historically charged customers an additional fee for the activation of the service. However, activation does not qualify as a single unit of accounting under EITF 00-21; rather, as set forth in Example 1 to EITF 00-21, activation fees are allocated to the separate units of accounting (one month of service and the handset) based on their relative fair values. Paragraph 14 of EITF 00-21 further requires that the amount allocated to the delivered item (the handset) is limited to the amount that is not contingent upon future delivery. Since the month of service

May 25, 2006

revenue is contingent upon the Company providing wireless service, at least that portion of the total consideration received that is equal to a month of service revenue must be allocated to service and cannot be allocated to the handset. As described in the Company’s revenue accounting policy footnote, because the fair values of the Company’s handsets are higher than the total consideration received for the handsets and activation fees combined, the Company allocates the remainder of the consideration entirely to equipment revenues and, therefore, recognizes the activation fees when received.
     The other fees recognized by the Company when received include late payment fees, paper bill fees, in-store payment fees, handset reprogramming, number change and other change fees, and reconnect fees (fees for disconnecting and then later reactivating service). The Company believes that these fees represent discrete earnings events, in that: (1) they represent penalties or distinct services that require effort and costs on the part of the Company, and (2) they are not charged as part of entering into revenue arrangements with customers involving other deliverables and are not negotiated in conjunction with the pricing of other deliverables. As a result, deferral of such fees is not required under SAB Topic 13.A.3(f).
     The Company also charges service plan change fees to existing customers and service activation fees related to the activation of a handset provided by a new customer. As described in the Company’s revenue accounting policy footnote, these fees are deferred and recorded to revenue over the estimated customer relationship period in accordance with SAB Topic 13.A.3(f).
Stock-based Compensation, page 76
     2. We note from your disclosures that unearned compensation associated with restricted stock awards is amortized on a straight-line basis over the maximum vesting period of the awards of either three or five years. In your discussion of stock-based compensation on page 87 you state that the “restricted common stock generally vest in full three to five years from the grant date with no interim time-based vesting, but with provisions for annual accelerated performance-based vesting of a portion of the awards if the company achieves specified performance conditions.” Clarify for us how your policy complies with the guidance in paragraph 31 of SFAS 123 which states that the amount of compensation cost recognized at any date must at least equal the vested portion of the award at that date.
     Leap Response:
     The Company has specifically considered paragraph 31 of SFAS 123 in its policy for recognizing compensation expense for stock-based awards. The Company continually monitors the impact of the achievement of accelerated performance-based vesting. If and when performance-based vesting thresholds are met, the accelerated vesting will be compared to the compensation expense recorded, and if necessary, the compensation expense will be adjusted to ensure that the amount recognized is at least equal to the vested (earned) compensation at that date. To date, because the performance criteria have not been met, there has been no acceleration of vesting for awards of stock options or restricted stock with performance-based vesting provisions.

May 25, 2006

Note 11. Significant Acquisitions and Dispositions, page 89
     3. Explain to us in detail why you did not report the asset group operating in the Michigan markets, representing the 23 wireless licenses and related operating assets sold in August 2005, as a discontinued operation in accordance with SFAS 144.
     Leap Response:
     In accordance with paragraph 42 of SFAS 144, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of two defined conditions are met. According to paragraph 41 of SFAS 144, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in SFAS 131, paragraph 10), a reporting unit (as that term is defined in SFAS 142), a subsidiary, or an asset group (as that term is defined in SFAS 144, paragraph 4). Like most of its competitors in the industry, the Company operates as one operating segment, one reportable segment and one reporting unit.
     The Company operates as one operating segment under SFAS 131. The Company’s chief operating decision maker (its Chief Executive Officer, or CEO) makes all important operating decisions, including the allocation of resources and assessment of performance, at the overall enterprise level, based upon consolidated entity-level financial and operating information. The CEO does not regularly review operating results of individual markets, and does not use such information to make decisions about resources to be allocated to a market or to assess its performance.
     Individual markets and licenses do not constitute a reporting unit under SFAS 142. Although individual markets and licenses do not constitute separate operating segments under SFAS 131, the Company did consider whether a market or license constitutes a component of an operating segment under SFAS 142. According to paragraph 30 of SFAS 142, a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The first consideration in making this determination is whether an operating market is a business under EITF 98-3. The Company concluded that the set of inputs, processes and outputs that was decoupled from the Company’s tightly centralized operations and sold to the purchaser of the Michigan assets was not capable of conducting normal operations in the markets on a stand-alone basis and sustaining the markets’ revenue streams. This sale transaction excluded most of the operating processes and systems that would allow the markets to operate as stand-alone businesses, in part because such processes and systems are provided to all of the Company’s other markets and do not relate primarily or exclusively to any individual market. The assets sold to the purchaser included licenses, network assets and customer relationships that cannot operate as a business without being integrated into another carrier’s network and business and, as a result, these assets did not constitute a business.

May 25, 2006

     The Company also considered whether discrete financial information is available for the markets that is regularly reviewed by segment management. This is not the case, since the Company operates as one operating segment and the Company’s chief operating decision maker (its CEO) makes all important operating decisions at the overall enterprise level, based upon consolidated entity-level financial and operating information.
     All of the operating markets and assets of the Company represent a single asset group in accordance with SFAS 144. That is, the Company believes for the reasons outlined below that the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets is the entity level. This is primarily due to the following:
•	A significant percentage of total costs are centralized, shared costs that do not directly relate to or cannot be accurately assigned to the individual markets. These costs include the following: customer care (call centers), billing, network engineering and design, network operations control and management, product development, procurement, inventory management, centralized sales and marketing (personnel and agency fees) and customer care costs (mostly personnel), and senior management, personnel administration (human resources), information systems, accounting, finance, legal and other administrative costs. In sum, the Company operates on a very centralized basis, with one set of operating processes and systems for the entire Company and a centralized approach to procuring and paying for most operating expenses. In addition, many critical operating functions and virtually all administrative functions are performed centrally.

•	Due to the Company’s size and the volume of traffic on its networks, it is able to negotiate significant discounts on certain contracts to achieve economies of scale. More specifically, the Company is able to negotiate significantly reduced interconnect costs and other charges for the transport and termination of calls between the Company’s network and other companies’ networks (which are some of the most significant operating expenses) because of the large volume of traffic. In addition, with respect to purchases of fixed assets (which are the most significant cash outflow for an individual market), the Company is able to negotiate significantly reduced rates due to the large volume of purchases made. Therefore, the cash flows of each market with respect to interconnect and other telecommunications costs and fixed asset purchases are largely dependent on other operating markets.

•	The long-term revenue-generating ability of an individual market is dependent on the operating presence of other markets in the Company’s regional clusters and on the ability to provide near nationwide coverage through its own operating markets and through roaming agreements with other wireless carriers.
     As a result, the Company has concluded that the cash flows of the individual markets are not largely independent of the cash flows of the other assets and liabilities of the Company, and therefore, that the appropriate asset grouping for the Company is the enterprise level. As a

May 25, 2006

result, the spectrum licenses and operating assets that were sold in Michigan do not meet the definition of an asset group in accordance with SFAS 144.
     Finally, none of the markets sold constituted a subsidiary.
     Based on the considerations above, the assets to be sold do not comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. As a result, this transaction has not been reported as a discontinued operation in accordance with SFAS 144.
     4. Explain to us in detail why you did not report the asset group operating within the Toledo and Sandusky, Ohio markets as discontinued operations in accordance with the guidance in SFAS 144.
     Leap Response:
     The Company’s response to Comment 3 above also applies in its entirety to this comment, for the same reasons and justifications. Therefore, this transaction has not been reported as a discontinued operation in accordance with SFAS 144.
     5. Explain to us how you intend to account for the sale of your operations in Toledo and Sandusky, Ohio for $28.5 million and an equity interest in a joint venture and the investment of $25 million in the joint venture along with the contribution of wireless licenses and related operating assets in Eugene and Salem, Oregon for an additional equity interest in the joint venture. Please refer us to any supporting GAAP literature in your response.
     Leap Response:
     For the reasons discussed in the Company’s responses to Comments 3 and 4 above, the sale of the Toledo and Sandusky, Ohio markets is a sale of assets as opposed to a sale of a stand-alone business. Neither the sale of the Toledo and Sandusky, Ohio assets nor the Oregon joint venture transaction has been consummated, and as a result, the Company has not completed its assessment of the potential accounting and disclosure requirements. However, the Company anticipates that it will account for the sale of assets and the investment in the joint venture as separate transactions. Since the level of monetary consideration (i.e., cash) to be received by the Company for the sale of the Ohio assets is expected to be at least seventy percent of the fair value of the exchange, the Company anticipates accounting for the sale as a monetary transaction in accordance with Issue 8(a) of EITF 01-2. According to Issue 8(a) of EITF 01-2, if the monetary boot is at least twenty-five percent of the fair value of the exchange, both parties should record the exchange transaction at fair value. It is anticipated that the gain (or loss) on the sale of the assets will measured based on the fair value of the consideration received compared to the carrying values of the assets sold.
     As more fully explained in the Company’s response to Comment 6, the Company anticipates that it will consolidate the joint venture entity in accordance with FIN 46-R.

May 25, 2006

     6. With a view towards additional explanatory disclosure, explain to us why your 73.3% ownership interest in the joint venture will be a non-controlling interest. Also tell us if you anticipate consolidating the joint venture and, if not, explain your consideration of FIN 46-R.
     Leap Response:
     As disclosed in Leap’s 2005 Form 10-K under the heading “Item 1. Business—Arrangements with LCW Wireless,” it is anticipated that at the closing of the LCW Wireless transactions, there will be three members of LCW Wireless LLC: Cricket Communications, Inc. (Leap’s wholly owned subsidiary), CSM Wireless, LLC (“CSM”) and WLPCS Management, LLC (“WLPCS”). Cricket will hold a 73.3% membership interest, CSM will hold a 24.7% membership interest and WLPCS will hold a 2% membership interest. Under the LCW Wireless LLC Agreement, a board of managers will have the right and power to manage, operate and control LCW Wireless and its business and affairs, subject to certain protective provisions for the benefit of Cricket and CSM. Under the LCW Wireless LLC Agreement, the board of managers will be comprised of five members, with three members designated by WLPCS, one member designated by CSM and one member designated by Cricket. As a result, from a voting control perspective, Leap’s 73.3% interest in the joint venture will be non-controlling.
     It is expected that the joint venture will be a variable interest entity, because the Company’s voting rights will be disproportionate to its economic interests and a substantial portion of the entity’s activities involve or are conducted on the Company’s behalf. As a result, the Company anticipates that it will be the primary beneficiary of its investment in the joint venture entity and it will consolidate the entity in accordance with FIN 46-R, since the Company will absorb greater than a majority of the joint venture’s expected losses through its 73.3% membership interest.
     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Leap Response: In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.
***

May 25, 2006

     Please direct any comments or questions regarding the foregoing to the undersigned at (858) 523-5406. Thank you in advance for your prompt attention to this matter.

Very truly yours,
/s/ BARRY M. CLARKSON
Barry M. Clarkson
of LATHAM & WATKINS LLP

cc:	Mr. S. Douglas Hutcheson, Leap Wireless International, Inc.

May 25, 2006

ANNEX A
Company Certification
               Pursuant to the Staff’s letter dated May 15, 2006 to Leap Wireless International, Inc. (the “Company”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the fiscal quarter ended March 31, 2006, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: May 25, 2006

/s/ S. DOUGLAS HUTCHESON
S. Douglas Hutcheson
Chief Executive Officer, President and Director